Exhibit 4.2
WAIVER
This WAIVER(“Waiver”) is made and entered into as of March 5, 2008 by and among PATRIOT RISK MANAGEMENT, INC., a Delaware corporation (the “Company”), WESTWIND HOLDING COMPANY, LLC, a Florida limited liability company (“Investor”), and STEVEN M. MARIANO, a resident of Miami-Dade County, Florida, and the majority stockholder of the Company (the “Majority Stockholder”), said corporation, limited liability company and individual are referred to herein as the “Parties”.
WHEREAS, Investor owns 215,263 shares of the Company’s Series A Common Stock (the “Series A Common Stock”) and that certain INVESTOR RIGHTS AGREEMENT dated as of July 29, 2004 (the “Rights Agreement”), which grants Investor certain information rights, anti-dilution rights, preemptive rights, co-sale rights and other rights, and Investor grants the Majority Stockholder certain drag-along rights, which rights terminate upon the effective date of a public offering pursuant to an effective registration statement filed by the Company (“Public Offering”); and
WHEREAS, the Company is planning to conduct a Public Offering, and in connection therewith the Investor desires to waive certain rights under the Rights Agreement as set forth herein.
NOW THEREFORE, in consideration of the promises set forth above and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:
1.	Waiver. (a) Investor hereby irrevocably waives any and all of its rights under Section 2(a) of the Rights Agreement with respect to the issuance by the Company of 169,000 shares of Class A Common Stock at a price of $8.02 per share pursuant to that certain Purchase and Sale Agreement among the Company, Tarheel Insurance Management Company and The Tarheel Group, Inc. dated January 1, 2006.

(b) Investor hereby irrevocably waives any and all of its rights under Section 2(a) of the Rights Agreement with respect to the issuance by the Company of shares of Class A Common Stock or options to purchase shares of Class A Common Stock at a price of $8.02 per share to officers and directors of the Company.

2.	Effect of Waiver. This Waiver shall be effective from the date above first written (“Effective Date”), provided however, this waiver shall be void and have no effect if the Public Offering is not consummated within 12 months of the Effective Date.

3.	Governing Law. This Waiver shall be governed by and construed in accordance with Section 8(b) of the Rights Agreement.

4.	Counterparts. This Waiver may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be executed as set for the below as of the date first written above.

PATRIOT RISK MANAGEMENT, INC.		WESTWIND HOLDING COMPANY, LLC

By:	/s/ Steven M. Mariano	By:

	Steven M. Mariano	Name:

	President	Title:

Address:	401 E. Las Olas Blvd., Suite 1540	Address:

Fort Lauderdale, Florida 33301

MAJORITY STOCKHOLDER

/s/ Steven M. Mariano Steven M. Mariano

Address:	401 E. Las Olas Blvd., Suite 1540
Fort Lauderdale, Florida 33301

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